O’Melveny & Myers LLP	T: +1 415 984 8700	File Number: 0505788-00017
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San Francisco, CA 94111-3823

C. Brophy Christensen
D: +1 415 984 8793
bchristensen@omm.com

June 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Kathleen Krebs

Re:	GCI Liberty, Inc.
Registration Statement on Form S-1
File No. 333-286272

Dear Ms. Krebs:

On behalf of our client, GCI Liberty, Inc., a Nevada corporation (“GCI Liberty” or the “Company”), we are providing its responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter, dated June 6, 2025, with respect to the filing referenced above.

This letter is being filed electronically via the EDGAR system today.

For your convenience, we have restated below the Staff’s comment in bold, followed by our response to the comment. Capitalized terms used and not defined herein have the meanings given in Amendment No. 2 to the Registration Statement on Form S-1, which was filed with the SEC on May 27, 2025 (as amended, the “Registration Statement”). Page references in our responses correspond to the pages and captions in the Registration Statement:

Amendment No. 2 to Registration Statement on Form S-1

Index to Financial Statements

Combined Statements of Operations, page F-16

1.	We have reviewed your response to prior comment no. 2. We note that you state “Operating expenses includes certain immaterial direct and indirect selling expenses.” Please clarify why the Operating Expense (exclusive of depreciation and amortization) is significantly more than the Operating Expense (excluding stock based compensation) presented in Segment footnote disclosure in Liberty Broadband Corporation’s Form 10-K for the fiscal year ended December 31, 2024. This comment also applies to page F-3 of the Form S-1 and Liberty Broadband Corporation’s Form 10-Q for the quarterly period ended March 31, 2025. In this regard, please confirm that operating expense (exclusive of depreciation and amortization) represent expenses incurred in providing services and products to your customers. Refer to Rule 5-03(b)(2) and (4) of Regulation S-X.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In determining the most appropriate income statement expense captions for the Company and Liberty Broadband, management recognizes that judgment must be utilized when expense items have elements that a reasonable person may conclude align with more than one income statement expense caption as those captions are listed within Rule 5-03(b)(2) and (4). Technology expense, as defined in the Company’s combined financial statements, is the primary difference between the operating expense amount disclosed in the Company’s combined financial statements and the operating expense amount disclosed in Liberty Broadband’s consolidated financial statements. The primary difference is not driven by the certain direct and indirect selling expenses included in the Company’s operating expenses and referenced in the Company’s response to Staff Comment #2 from its response letter dated May 6, 2025, which are immaterial as they represent approximately 5% of total operating expenses (excluding selling, general and administrative expense) of the Company for the three months ended March 31, 2025 and both of the years ended December 31, 2024 and 2023.

In management’s reasonable judgment, the Company concluded that technology expense does in fact have elements that a reasonable person may conclude align either as an operating expense or as a general and administrative expense. Because reasonable judgment may result in two reasonable conclusions for income statement classification, the Company’s ultimate conclusion was based on how its chief operating decision maker (“CODM”) reviews and manages the business, noting that the CODM is different for the Company and Liberty Broadband.

With respect to Liberty Broadband, the CODM reviews the operating results of its equity method investment in Charter and Liberty Broadband’s consolidated subsidiary, GCI Holdings. Given that the fair value in the Company’s investment in Charter is substantially greater than the estimated fair value of GCI Holdings (as discussed in the Company’s response to Staff Comment #5 from its response letter dated May 6, 2025), the CODM reviews the results of GCI Holdings at a summarized level and considers technology expense more general and administrative in nature since the amount is not reviewed separately and is not used to allocate resources between its segments. With respect to the Company, the CODM is the Chief Executive Officer of the Company who reviews the results of GCI Holdings, including expenses such as technology expense in more granular detail as compared to Liberty Broadband’s CODM. The CODM considers technology expense to be more operating in nature since the Company operates as a single segment and the CODM allocates resources based on the GCI Holdings converged network to drive efficiencies and develop uniform strategies. As such, the Company concluded that technology expense should be classified as an operating expense to align with the CODM’s review of expenses.

Given that judgment was utilized for both the Company and Liberty Broadband in concluding how to classify expense items for which a reasonable person may conclude align with more than one income statement expense caption, management concluded the income statement classification is reasonable and appropriate for both the Company and Liberty Broadband.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	GCI Liberty, Inc. Renee L. Wilm

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